Exhibit (a)(1)(F)

OAK LEAF B.V.	D.E MASTER BLENDERS 1753 N.V.

June 19, 2013

Dear Shareholder of D.E MASTER BLENDERS 1753 N.V.:

You are receiving this letter because you are a shareholder of D.E MASTER BLENDERS 1753 N.V. (“DEMB”).  Under a negotiated merger protocol, Oak Leaf B.V. (“Oak Leaf”) has agreed to acquire all of the outstanding ordinary shares of DEMB.  Oak Leaf is offering to purchase all of DEMB’s ordinary shares at a price per share of €12.50 (to be reduced by dividends paid between now and the date of payment, if there are any) on the terms set forth in the accompanying Offer Memorandum (the “Offer”).  The Offer will expire at 5:40 pm, Central European Time (11:40 am Eastern Time) on August 15, 2013 (the “Expiration Time”), unless such Offer is extended or terminated.

The Offer:

•                  Oak Leaf’s offer price represents a premium of more than 30% to the closing price of DEMB’s shares on the Euronext Amsterdam on March 27, 2013 (the day before DEMB publicly announced that it was in negotiations with an investor group led by JAB) and higher than any previous trading price since DEMB became a publicly-traded company last year.

•                  DEMB’s Board unanimously recommends the acceptance of the Offer.

•                  Any shareholder who prefers to receive payments in U.S. Dollars may choose to have the payment of the Offer Price converted to U.S. Dollars, at the rate and subject to the fees described in the accompanying Offer Memorandum.

•                  You will not be charged any brokerage fees or tender fees by DEMB or Oak Leaf. However, the foreign exchange rate for any conversion to U.S. dollars will reflect a commission, as described in the Offer Memorandum.

Condition to the Offer: minimum tender of shares:

•                  Oak Leaf will only declare the Offer unconditional and accept shares for payment if either (a) 95% of the DEMB shares are tendered or (b) 80% of the DEMB shares are tendered and certain shareholder and lender approvals relating to the post-closing merger and liquidation (described below) are obtained.

What you need to do to participate in the Offer:

•                  To accept the Offer and receive cash for your DEMB shares, you must tender your DEMB shares prior to the Expiration Time.

•                  You must contact your bank, broker or other financial institution to tender your DEMB shares.

What happens if you do not tender in the Offer:

•                  If enough DEMB shares are tendered by other shareholders, the merger resolution is adopted by the Extraordinary General Meeting and the Offer is completed, Oak Leaf intends to effect the post-closing merger and liquidation, described more fully in the accompanying Offer Memorandum, involving the merger of DEMB into a newly formed wholly-owned subsidiary of Oak Leaf.  The post-closing merger and liquidation will result in shareholders who have not tendered their DEMB shares in the Offer receiving a cash liquidation payment equal to the offer price in exchange for their DEMB shares.

•                  The tax consequences of the post-closing merger and liquidation and the Offer may be different. We encourage you to consult your tax advisor regarding the tax impact of the Offer and any post-offer restructuring.

•                  The option to receive payment in U.S. Dollars will only be provided in connection with the Offer; any liquidation payment or other post-Offer restructuring payment will be made only in Euros, and not in U.S. Dollars.

Enclosed with this letter are two documents - the Offer Memorandum containing a full description of the terms of the Offer and DEMB’s Position Statement containing DEMB’s views on the Offer. This letter is qualified in its entirety by reference to the Offer Memorandum and the Position Statement. We urge you to review these documents carefully.

If you have any questions about the Offer that are not addressed by these documents, please contact the Information Agent, Georgeson, at (800) 561-3947 (for U.S. holders) or 00 800 3813 3813 (for European holders).  We hope that you find the Offer compelling and encourage you to tender your shares.

Very truly yours,

OAK LEAF B.V.	D.E MASTER BLENDERS 1753 N.V.